October 10, 2007

Karen J. Garnett, Esq.
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	HD Partners Acquisition Corporation
File No. 001-32890

Dear Ms. Garnett:

This letter is written in response to the letter received from the Securities and Exchange Commission (the “Commission”) on October 5, 2007 (the “Staff Letter”) with respect to the proxy statement on Schedule 14A (the “Proxy Statement”) filed by HD Partners Acquisition Corporation (“HDP” or the “Company”).  We are filing electronically Amendment No. 2 to the Proxy Statement (“Amendment No. 2”), originally filed on July 17, 2007, and subsequently amended on September 11, 2007, which reflects responses to the Staff Letter.

The following are responses to the Commission’s comments which are furnished as supplemental information and not as part of Amendment No. 2.  We are providing to you under separate cover three copies of Amendment No. 2, which has been filed with the Commission concurrently herewith, all of which have been marked to show changes from the Amendment No. 1 filing made on September 11, 2007.  For your convenience and to facilitate your review, we have set forth herein each comment contained in the Staff Letter, followed by our response.

Questions and Answers about the Proposals

What vote is required in order to approve the Asset Acquisition Proposal, page 4

1.                                      We note your response to prior comments 5 and 6. Please tell us how officers, directors, or affiliates who purchase shares after the record date will be able to vote those shares in connection with the proposed merger. We note disclosure in the Notice of Special Meeting indicating that only stockholders who hold their shares on the record date will be entitled to vote at the Special Meeting.

In response to the Commission’s comment, we have modified the disclosure on page 5 and pages 76-77 of Amendment No. 2.

2.                                      Please revise to clarify if HDP, its officer, directors, or affiliates are able to purchase shares in privately negotiated transactions from shareholders who have already submitted their proxy materials or cast votes. If so, please discuss the effect such purchases would have on proxies and votes already submitted and conversion demands already made.

In response to the Commission’s comment, we have modified the disclosure on pages 5, 76 and 77 of Amendment No. 2.

3.                                      Prior comment 6 requested that you advise us of the intentions of HDP, its officers, directors, or affiliates to purchase your shares after the proxies are mailed. Please revise to clarify whether these persons have a current intention to make such purchases.

In response to the Commission’s comment, we have modified the disclosure on pages 5 and pages 76-77 of Amendment No. 2.

Stock Ownership, page 19

4.                                      In the footnotes here and later in the document discussing beneficial ownership, please disclose the amount of shares which constitute those issuable upon exercise of warrants.

In response to the Commission’s comment, we have modified the disclosure on pages 19, 181 and 184 of Amendment No. 2.

5.                                      In the footnotes here and later in the document, please disclose the natural person that controls the voting and disposition of the shares owned by entities that are not natural persons or advise.

In response to the Commission’s comment, we have modified the disclosure on pages 19, 20, 123, 124, 181, 182, 184 and 185 of Amendment No. 2.

Selected Historical Financial Information

HD Partners Acquisition Corporation, page 26

6.                                      Within your selected financial data for HD Partners Acquisition Corporation, please revise to include the statement of operations for the twelve months ended December 31, 2006. Also, for comparative purposes, the corresponding interim period for the six months ended June 30, 2006.

In response to the Commission’s comment, we have modified the disclosure on page 27 of Amendment No. 2.

Background of the Asset Acquisition, page 54

7.                                      We note your response to comment 21. Please revise further to disclose the time frame associated with discussions and the size of those target companies relative to the Association.

In response to the Commission’s comment, we have modified the disclosure on page 57 of Amendment No. 2.  Please be advised that the discussions with these potential targets were all subject to confidentiality agreements, including in some instances agreements even prohibiting any disclosure that any such discussions were even taking place.  These confidentiality agreements remain in effect.

8.                                      We note your response to comment 22 and the additional disclosure on page 59. Please revise to identify the “publicly traded race track operators” that you used in your comparable companies analysis. Please revise to clarify how you determined the listed companies were comparable to the assets you are purchasing. Explain how you arrived at the multiple of 11 times EBITDA. For example, did you simply take the average of EBITDA of the listed companies?

In response to the Commission’s comment, we have modified the disclosure on page 60 of Amendment No. 2.

9.                                      Please revise to elaborate on the “precedent acquisition multiples” and the “discounted cash flow analysis” referenced in the second paragraph on page 59. Identify the party that prepared the multiples and analysis. Also, revise to quantify the analysis used by the Board and presented to the Association.

In response to the Commission’s comment, we have modified the disclosure on page 60 of Amendment No. 2.  Please be advised that although the HDP management utilized in its internal analysis the precedent multiples and discounted cash flow analysis calculated by the Rothschild investment bank (based on HDP input), Rothschild was neither engaged nor ever compensated in any manner by HDP and therefore should not bear the potential  liability associated with being named in this proxy statement.

10.                               Refer to the second and third paragraphs on page 61. Please revise to clarify why the Board engaged Duff and Phelps to render a fairness opinion when the Board had previously engaged Morgan Joseph to render financial advisory services related to the transaction. It is not clear why you did not ask Morgan Joseph to provide the fairness opinion.

In response to the Commission’s comment, we have modified the disclosure on page 63 of Amendment No. 2.  Please be advised that due to the fact that Morgan Joseph will receive, upon successful consummation of a business combination, deferred underwriting compensation in the amount of $3.0 million pursuant to its underwriting agreement with HDP and a deferred success fee of $250,000 pursuant to its advisory agreement with HDP, and due to the fact that Morgan Joseph  owns a unit purchase option to purchase up to 1,875,000 units of HDP, HDP wished to avoid any perception of a conflict of interest and therefore selected an independent third party, namely Duff & Phelps, to provide the fairness opinion.

11.                               We note that the report provided by Morgan Joseph is dated May 24, 2007. Please revise to describe the report, when it was delivered to the board, and how the board used the report. In addition, please provide the disclosure required by Item 1015(b) of Regulation M-A with respect to the Morgan Joseph report. Refer to Item 14(b)(6) of Schedule 14A.

In response to the Commission’s comment, we have modified the disclosure on pages 62-63 of Amendment No. 2.

12.                               We note your response to comment 25. The worksheet referenced shows your calculation of the amount of funds in the trust account and not your net asset value, specifically. Please revise to clarify if that means you are using the terms net asset value and net trust funds synonymously.

Please be advised that the worksheet referenced as Exhibit A in the previous response letter used the terms “net asset value” and “net trust funds” synonymously.  This was due to the fact that as of December 31, 2007 HDP projects the amount of cash to be held outside of the trust account to be zero.

HDP’s Reasons for the Asset Acquisition and Recommendation of the HDP Board, page 63

13.                               We note your response to comment 26 and the additional disclosure indicating that the board did not quantify any of the factors it considered. Please revise to elaborate on the factors listed. Discuss how the board concluded that the Association has the potential for growth in revenues and improved operating margins. Also, explain the “valuation of comparable companies” if you relied on one other than that provided by Duff and Phelps.

In response to the Commission’s comment, we have modified the disclosure on pages 65-66 of Amendment No. 2.

14.                               We note your response to comment 28. We reissue the prior comment. Your paragraph on page 64 does not provide enough detail about any negative factors that were considered. In order to provide balanced disclosure, please revise to elaborate on all negative factors considered by the board.

In response to the Commission’s comment, we have modified the disclosure on pages 66-67 of Amendment No. 2.

15.                               We note your response to comment 44 and are not able to locate the projected free cash flows that were used in the analysis. Please revise to disclose the specific forecasts and estimates that were provided by HDP management and disclose the basis for such figures.

In response to the Commission’s comment, we have modified the disclosure on page 71 of Amendment No. 2.

16.                                 We note your response to comment 45. Please revise further to clarify why the discount rate of 11 to 12 percent reflects the relative risk and the expected rates of return.

In response to the Commission’s comment, we have modified the disclosure on page 70 of Amendment No. 2.

Selected Public Company Analysis, page 68

17.                               We note your response to comment 46 and the table on page 69 disclosing the enterprise values of the comparable companies and their multiples. Please also include a row to highlight the value of the target and the multiple used to arrive at the enterprise value of the target so that investors can see a direct comparison between the target and the comparable companies.

In response to the Commission’s comment, we have modified the disclosure on page 72 of Amendment No. 2.

Employment and Consulting Agreements, page 98

18.                               We note the disclosure that carries over to page 99 that if the company terminates Mr. Compton’s employment then it is obligated to enter into a consulting agreement with him. Please revise to discuss the material terms of such consulting agreement.

In response to the Commission’s comment, we have modified the disclosure on page 103 of Amendment No. 2.

19.                               We note your response to comment 49 that the Association will retain assets and have continued business operations. We also note that as part of the purchase, you will receive the headquarters and employ the president of the Association. Please describe to us in more detail the assets and operations that will be retained by the Association. Please tell us the portion of the Association’s total assets prior to the proposed transaction that the Association will retain and quantify the value of those assets. Also, describe the business operations it will conduct following the transaction and identify the person that will control the Association following Mr. Compton’s employment by you.

The Association will continue to have a significant employee base, operations and revenues after completion of the proposed transaction.  More than fifty percent (50%) of the employees currently employed by the Association will continue their employment with the Association after the proposed transaction.  Mr. Peter Clifford, currently Executive Vice President and General Manager of the Association, will oversee the Association after the proposed transaction.

Based on 2006 financials, the value of the assets retained by the Association have a book value of approximately $12.8M, which represents over 20% of the Association’s total asset value prior to the proposed transaction.  In addition, the various activities and operations of the Association described below generated revenue of approximately $25 million in 2006 (which includes the value of ongoing services to be provided by the Association to NHRA Pro Racing, our wholly owned subsidiary), which represents over 20% of the Association’s total revenue prior to the proposed transaction.

The major operational and functional areas to be retained by the Association after the transaction are detailed below:

Racing Events and Programs.  The Association will continue to develop, schedule, market and operate a variety of racing events targeted to the sportsman, amateur and youth racing communities.  Of the more than 5,000 racing events operated or sanctioned by the NHRA, only the 23 NHRA POWERade Drag Racing Series events will be transferred to HDP; all others will continue to be overseen by the Association.  These events include the NHRA Lucas Oil Series (national and divisional championship events for Sportsman racers), the NHRA Summit Racing Series (local and divisional competition for amateur racers), NHRA O’Reilly Jr. Drag Racing League (half-scale dragster racing for youths ages 8 to 17), and Hot Rod Reunions (semi-annual nostalgia events).  In addition to these racing series, the Association will continue to develop and promote drag racing-related safety and educational programs such as Street Legal and YES (Youth and Educational Services).  The Association remains responsible for, and retains revenues associated with, any sponsorship sales related to these events and programs.

Membership Services and Publications.  The Association will continue to operate its membership program, which currently has over 80,000 members.  As part of the membership benefit package, members receive National DRAGSTER, a weekly publication averaging 200 pages published 48 times a year.  National DRAGSTER  contains coverage of all national and divisional racing events, both professional and amateur, and detailed statistics and standings information for the racing community.  National DRAGSTER activities include a very active advertising sales organization.  In addition to its print activities, the Association will remain responsible for developing content related to its events and activities for presentation on the NHRA.com website, which will be shared with HDP.

Sanctioning Services and Programs.  The Association will remain as the sanctioning body for all racing activities conducted under the NHRA banner, including events operated by HDP.  Sanctioning responsibilities include:

•                  Development and maintenance of various NHRA Rulebooks, annual publications containing vehicle, racer and track rules, regulations and specifications for NHRA-sanctioned racing;

•                  Racer licensing and registration;

•                  Race event services including vehicle inspections, starter functions, timing and scoring;

•                  Development and oversight of NHRA Member Track programs; and

•                  Research and development on future safety standards and specifications.

Race Operations.  The Association will continue to provide expertise and support for race operations related to its own racing events and activities as well as those associated with the business to be purchased by HDP.  These activities include:

•                  Track preparation, inspection  and emergency response;

•                  Racer and event worker processing; and

•                  Starting line and pit control operations.

Certain Relationships and Related party Transactions, page 119

20.                               On page 120 we note that “certain of our officers and directors, or their designees” have purchased your warrants directly from you. Since this has already occurred, please revise to identify the parties that have made those purchases.

In response to the Commission’s comment, we have modified the disclosure on page 125 of Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of HDP, page 153

21.                               We note your response to comment 58 and disclosure indicating that you will have a balance of $0 for liquidation/dissolution. Please revise to clarify how you will be able to fund a liquidation/dissolution if you are not able to consummate a business combination.

In response to the Commission’s comment, we have modified the disclosure on page 159 of Amendment No. 2.

Financial Statements and Notes

Unaudited Pro Forma Condensed Combined Consolidated Financial Information

Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Information

(4) Pro Forma Adjustments, pages 168 - 170

22.                               We have read your response to comment 64. You have modified your calculation on the value of HDP common stock to using 10 days before and 10 days after the transaction announcement. Paragraph 4 of EITF 99-12 states that a reasonable period of time is intended to be very short, such as a few days before and after the transaction is agreed to and announced.  Clarify to us if a material difference exists between the time frame used in the guidance and your use of 10 days before and after, and if so, please revise accordingly.

Please be advised that no material difference exists between the shorter time frame used in the guidance and our use of ten days before and after the transaction is agreed to and announced.  For example, assuming a period that is three days before and after the transaction is agreed to and announced, the increase in the value of the shares to be issued to the Association would be $13,821, which represents a difference of only 0.14%.

Purchase Accounting Adjustment, pages 171 - 172

23.                               We have read your response to comment 66. We acknowledge that the Association will continue as a separate operating company. Our comment was directed towards your consideration of including the historical financial statements of the carved out professional drag racing business through the date of acquisition in your subsequent Form 1O-K. Since HDP is the accounting acquirer and is succeeding to substantially all of the purchased business, and the operations prior to succession are insignificant, it would appear the carved out business would be considered the predecessor. Please advise.

In response to the Commission’s comment, we have modified the disclosure on page 175 of Amendment No. 2.

If you have any questions or concerns, please contact me via telephone at (310) 452 8300 or via facsimile at (310) 459-5445 or contact either Douglas S. Ellenoff or Chris Celano at (212) 370-1300 or via facsimile at (212) 370-7889.

Sincerely,

/s/ Eddy W. Hartenstein
Eddy W. Hartenstein
Chief Executive Officer

cc:	Douglas S. Ellenoff, Esq.
Brian Daughney, Esq.
Chris Celano, Esq.
Michael C. Cohen
Ben Chung
Bruce Lederman
Steven Cox
Robert Meyers
Larry Chapman
Tina Pappas
Patricia Baldowski